Shearman & Sterling LLP

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October 13, 2017

thomas.majewski@shearman.com
(212) 848-7182

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Miller/Howard High Income Equity Fund: Filing on Form N-2 File Nos. 333-220004 and 811-22553

Dear Sir or Madam:

On behalf of the above–captioned registered, closed-end investment company (the “Fund”), and in accordance with the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) with respect to the proposed offering by the Fund of additional common shares of beneficial interest, par value $.001 per share (the “Shares”) on an immediate, delayed or continuous basis in reliance on Rule 415 under the 1933 Act. The Fund is registering $50,000,000 of Shares.

The Amendment is being filed in order to respond to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on September 18, 2017 regarding the above-referenced Registration Statement, make such other changes as the Fund has deemed appropriate and file any remaining exhibits.

In accordance with Rule 111 under the 1933 Act, the Fund paid a registration fee of $5,795 in connection with the initial filing of the Registration Statement.

Concurrently with the filing of the Amendment, the Fund expects to submit in writing to the Staff of the Commission a request for the acceleration of effectiveness of the Registration Statement.

If you have any questions concerning the foregoing, please contact Thomas Majewski of Shearman & Sterling LLP, counsel to the Fund, at (212) 848 7182.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski

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